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Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: July 28, 2005

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted. Prepared according to U.S. GAAP)

AGNICO-EAGLE REPORTS SECOND QUARTER RESULTS;
NEW GOLD MINE TO BE BUILT AT GOLDEX

Toronto (July 27, 2005) — Agnico-Eagle Mines Limited today reported second quarter earnings of $12.8 million, or $0.15 per share. This compares to net earnings of $8.8 million, or $0.11 per share, in the second quarter of 2004. For the first six months of 2005, earnings totaled $23.2 million ($0.27 per share) versus $21.7 million ($0.26 per share) in the corresponding period of 2004.

Second quarter earnings in 2005 were positively affected by non-cash mark-to-market gains on byproduct metal derivative contracts of $4.2 million ($0.05 per share), and a deferred tax recovery of $3.8 million ($0.04 per share). Cash flow provided by operating activities was $19.1 million in the quarter, compared to $14.9 million in the prior year's second quarter. Payable gold production in the second quarter was 61,771 ounces at total cash costs per ounce of gold of $103(1). This compares with 65,233 ounces at total cash costs of $77 per ounce in the second quarter of 2004. Based on first half operating results, gold production for the full year 2005 is expected to be 250,000 ounces to 260,000 ounces at total cash costs below $100 per ounce.

Highlights for the quarter include:

•
Goldex Project was approved for construction by the Board. Gold production at Goldex is expected in 2008, averaging 170,000 ounces per year at total cash costs of $200 per ounce.

•
LaRonde mine's solid operating performance drives strong earnings and cash flows.

•
The drilling campaign on the Pinos Altos project in Mexico has returned multiple high grade gold intercepts extending the known mineralization beyond the previously outlined gold and silver resource.

•
Agnico-Eagle's $130 million offer for Riddarhyttan Resources AB is proceeding as planned. Subject to regulatory clearance, and 90% acceptance of the offer, the acquisition is expected to be completed in 2005.

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to the financial statements, see note 1 following the financial statements

"Agnico-Eagle's low cost LaRonde operation continues to generate strong earnings and cash flows," said Sean Boyd, President and Chief Executive Officer. "Our decision today to begin construction of a new gold mine at Goldex is an important step toward our goal of building value by expanding our low cost production base. Over the coming months we look forward to further progress at our LaRonde II and Lapa projects in Quebec, and our international opportunities in Finland and Mexico", added Mr. Boyd.

Conference Call Tomorrow

The Company's senior management will host the Second Quarter Results Conference Call on Thursday July 28, 2005 at 12:00 p.m. (E.S.T.). Management will also provide an update of the Company's exploration and development activities. To listen on the telephone, please dial (416) 640-4127 or 1 (800) 814-4890 toll free, at least five minutes before the scheduled start of the presentation. The access phone number for the archived audio replay is 1 (877) 289-8525, passcode 21104890#. It will be available from Thursday, July 28, 2005 at 2:00 pm until Friday, August 5, 2005 at 11:59 pm. Additionally, a live audio webcast of the call will be available on the Company's website at http://www.agnico-eagle.com. The presentation will be archived on the website until January 28, 2006.

LaRonde Operating Results

Compared to the first quarter, the LaRonde mine improved its operating performance, following delays in mining some high grade gold stopes in the lower mine in the first quarter. As the required stope access rehabilitation work was completed, the percentage of production from the gold-rich lower mine improved, resulting in improvements in financial performance.

LaRonde processed over 8,200 tons of ore per day in the second quarter, continuing the strong performance seen during the first quarter (7,946 tpd), and in 2004 (8,156 tpd). Approximately 67% of this tonnage was from the lower mine, showing continued improvement from the first quarter (64%) when rehabilitation work forced higher tonnage from the upper mine.

As a result of the strong ore production, minesite costs per ton were C$51(2) in the second quarter (slightly higher than expected due to higher input costs such as fuel, and increased equipment maintenance and ground support expense). For the first half of 2005, minesite costs per ton were C$49, in the middle of the expected range for the year of C$48 per ton to C$50 per ton. In the first half of 2004, minesite costs per ton were C$47. The higher level in 2005 was largely due to rehabilitation costs incurred in the first quarter, and higher input costs, set out above.

On a per ounce basis, net of byproduct credits, LaRonde's total cash costs remained low, by industry standards, at $103 per ounce in the second quarter. This compares with the results of the second quarter of 2004 when total cash costs per ounce were $77. The main reason for the increase in total cash costs is the lower gold production in 2005 of 117,081 ounces versus 135,421 in the first half of 2004.

(2)
Minesite costs per ton is a non-GAAP measure. For a reconciliation of this measure to the financial statements, see Note 1 following the financial statements

Year to date total cash costs were $84 per ounce versus $78 per ounce in the first six months of 2004.

In spite of the high tonnage being achieved by the mine, the payable quarterly gold production of 61,771 ounces was 5% lower than the corresponding period in 2004. Higher lead content, associated with higher zinc grades, had a negative impact on gold recoveries in the mill. Also negatively impacting the gold production was lower ore recovery in some high grade stopes in an attempt to control dilution.

As a result of the delays in accessing higher grade gold stopes in the first quarter, and the lower recoveries in the second quarter, the Company is now targeting gold production of 250,000 ounces to 260,000 ounces in 2005 at total cash costs below $100 per ounce. Byproduct production is expected to be over 5 million ounces of silver, 165 million pounds of zinc, and 17 million pounds of copper.

Strong Metals Production and High Metals Prices Yield Solid Earnings and Cash Flows

In spite of the lower than expected payable gold production, strong metals prices and byproduct production resulted, once again, in strong earnings and cash flows. Second quarter earnings were $12.8 million, or $0.15 per share compared to earnings of $8.8 million, or $0.11 per share, in the second quarter of 2004.

Second quarter earnings in 2005 were positively affected by non-cash mark-to-market gains on byproduct metal derivative contracts of $4.2 million ($0.05 per share), and a deferred tax recovery of $3.8 million ($0.04 per share). Cash flow provided by operating activities in the quarter was $19.1 million, compared to $14.9 million in the prior year's second quarter.

For the six months ended June 30, 2005, earnings totaled $23.2 million ($0.27 per share) versus $21.7 million ($0.26 per share) in the corresponding period in 2004. Non-cash mark-to-market derivative gains totaled $0.8 million ($0.01 per share) in the first six months, while non-cash deferred tax recovery totaled $4.1 million ($0.05 per share). Agnico-Eagle expects to accrue deferred tax expense at the statutory rate of approximately 40% for the balance of the year.

Cash flow provided by operating activities totaled $47.2 million for the first half of 2005 versus $21.1 million in the first half of 2004. The sharp improvement is partly due to a reduction of metals inventories accumulated in the fourth quarter of 2004, which were sold in 2005. In the second quarter of 2005, sales volumes for gold, silver, zinc and copper each approximated production, leaving stockpiled inventories relatively unchanged.

Agnico-Eagle generated net free cash flow (cash flow provided by operating activities less cash flow used in investing activities) of $2.8 million during the second quarter as cash and equivalents grew to nearly $121 million at June 30, 2005. For the year to date, net free cash flow was $15.0 million. Additionally, the Company maintains substantially undrawn bank lines of $100 million.

As a result of the approval for the construction of the Goldex mine, the Company's 2005 capital expenditures are now expected to be just over $60 million, which now includes an additional $19 million for Goldex. Agnico-Eagle expects to fund Goldex principally from internal cash flows and cash resources, with the exception of small private placements of flow through common shares. Agnico-Eagle plans to complete a private placement of 500,000 flow through common shares at a price of C$20 per share in August 2005 for total proceeds of C$10 million.

Positive Feasibility Study Results in Goldex Production Decision

Following a favourable review from an independent third party, a positive production decision was made for the Goldex project. This first step is consistent with the Company's goal of operating in several gold camps globally, while maintaining low levels of political risk.

The project base case projects an after-tax internal rate of return of 15%, based on $400 gold per ounce, a C$/US$ exchange rate of 1.30, minesite operating costs of C$17/ton, and capital costs of $135 million. Annual gold production is expected to average over 170,000 ounces over a 10 year mine life, at total cash costs of approximately $200 per ounce.

Sensitivities to gold price, gold grade, capital cost, operating cost, and a capital expenditure schedule can be reviewed by following this link.

Goldex will benefit from regional synergies with the nearby LaRonde mine and Lapa project. In-house technical expertise, procurement synergies, and a long history of exploring and operating in the region are advantages that should help Goldex achieve success.

Management is excited to be constructing a second mine in the Abitibi Region, advancing our strategy of building a multi-mine platform. Agnico-Eagle is also pleased to be providing significant economic benefit to the Abitibi region through the creation of approximately 200 permanent jobs. Goldex will be the first new mine in the Val d'Or – Bourlamaque camp in the last ten years.

The 100% owned Goldex project (1.6 million ounces of probable gold reserves) is located 35 miles east of LaRonde. Mobilization will begin immediately with first gold production expected in 2008.

Lapa Shaft Sinking Progressing Well

The Company previously announced a $30 million underground development, drilling and metallurgical program at its 100% owned Lapa project, seven miles East of LaRonde.

Lapa contains 4.5 million tons, grading 0.26 ounces per ton, totalling 1.2 million ounces of probable gold reserves. In addition Lapa contains indicated mineral resources of 832,000 tons grading 0.16 ounces per ton for a total of 133,000 ounces and inferred mineral resources of 1.9 million tons grading 0.22 ounces per ton for a total of 414,000 ounces.

The first phase of the Lapa underground program includes a 2,700-foot shaft sinking project. The 16-foot diameter, concrete-lined, shaft is expected to be completed near mid-year, 2006. Shaft sinking commenced in mid-March with the current depth at 824 feet. Excavation of the first underground station is complete. The contractor is currently averaging 9.0 feet per shift including the installation of all services. Underground diamond drilling is expected to start in the fourth quarter of this year.

Positive results from this first phase program would result in an extension of the shaft to a depth of approximately 4,500 feet below surface. Incremental capital costs for phase two, to bring the project into full production, are currently estimated at $80 million. Assuming no further additions to reserves and the current reserve grade, the Company envisages an eight-year mine life with steady-state production levels by late 2008 of approximately 125,000 ounces of gold per annum at cash operating costs below $200 per ounce.

The 100% owned Lapa project is located seven miles east of LaRonde. As a result, Lapa should benefit strongly from regional synergies.

Bid for Riddarhyttan Expected to be Completed in 2005

On May 12, Agnico-Eagle announced a bid for all the remaining shares of Riddarhyttan, a public company listed on the Swedish stock exchange (current ownership of 14%), valuing the shares not already owned by Agnico-Eagle at nearly $130 million. [Incorrect sentence in initially issued press release regarding the regulatory review status of the registration statement has been omitted.] It is currently anticipated that the transaction will be completed in 2005.

Riddarhyttan's resource estimate for its 100% owned Suurikuusikko gold deposit in northern Finland continues to grow. As at July 19, 2005, Riddarhyttan has reported a measured gold resource of 2.5 million tonnes grading 6.2 grams per tonne (0.5 million ounces), an indicated resource of 9.3 million tonnes grading 5.1 grams per tonne (1.5 million ounces) and an inferred resource of 12.5 million tonnes grading 4.2 grams per tonne (1.7 million ounces), using a cut-off of two grams per tonne, on the Suurikuusikko deposit.

Five drills are active on the property for the purpose of in-fill drilling, and depth and strike extension. Further detail is available at the Riddarhyttan Resources AB website.

Drilling Continues on Pinos Altos

Following a three year examination of opportunities in the Sierra Madre gold and silver camp, an exploration and purchase option agreement was finalized with Industrias Penoles S.A. de C.V. (Penoles) in March for 100% of the Pinos Altos property in Mexico (as detailed in the March 16, 2005 press release). Pinos Altos contains an indicated gold resource of 4.4 million tons, grading 0.18 ounces of gold per ton and 3.82 ounces per ton of silver, containing 800,000 ounces of gold and 16.9 million ounces of silver. In addition, the property has an inferred resource of 2.5 million tons, grading 0.18 ounces per ton of gold and 3.41 ounces per ton of silver, containing approximately 400,000 ounces of gold and 8.4 million ounces of silver. Penoles work to date has also included metallurgical testing and initial work on the permitting for a potential mining operation.

Three surface rigs are currently drilling on site, with another drilling underground. Spending to date totals $1.2 million, with $1.6 million remaining to fulfill the terms of the option agreement.

During the second quarter, the diamond drilling program targeted three sectors:

  •
  Open pit resource exploration (twenty one holes including two in progress, for 9,144 feet)

  •
  Resource conversion (three holes, for 4,583 feet); and

  •
  Deep resource exploration (two holes, including one in progress for 3,533 feet).

Significant results to date are presented in the following table:

Drill Hole	True Thickness(ft)	From	To	Gold (oz/ton, uncut)	Gold (oz/ton, cut to 1.75 oz/ton)	Silver (oz/ton, uncut)	Silver (oz/ton, cut to 23.33 oz/ton)
PA-05-01A	33.5	1,550.2	1,589.5	0.11	0.11	4.20	4.20
PA-05-02	14.8	291.0	306.8	0.33	0.33	4.86	4.86
PA-05-03	85.3	1,341.8	1,427.8	0.58	0.39	32.27	9.86
PA-05-04	33.5	231.0	266.4	n.s.r.	n.s.r.	n.s.r.	n.s.r.
PA-05-05	30.2	459.3	492.1	0.09	0.09	0.29	0.29
PA-05-06	18.0	225.4	250.7	0.23	0.23	3.06	3.06
PA-05-07	28.5	1,902.9	1,952.1	0.16	0.16	2.44	2.44
PA-05-08	40.7	181.7	224.7	0.16	0.16	3.25	3.25
PA-05-09	85.3	262.1	359.2	0.11	0.11	3.36	3.36
PA-05-10	108.3	246.1	368.1	0.10	0.10	2.38	2.38
PA-05-11	155.8	411.7	688.0	0.27	0.21	2.56	2.56
PA-05-12	33.1	314.3	357.6	0.04	0.04	1.36	1.36
PA-05-13	27.9	206.7	236.2	n.s.r.	n.s.r.	n.s.r.	n.s.r.
PA-05-14	49.2	2,198.5	2,262.8	0.12	0.12	a.p.	a.p.
PA-05-15	14.8	299.5	315.3	n.s.r.	n.s.r.	n.s.r.	n.s.r.
PA-05-16	23.0	306.8	331.4	0.03	0.03	0.81	0.81
PA-05-17	34.4	240.5	285.4	0.13	0.13	a.p.	a.p.
PA-05-18	9.2	50.9	60.7	0.03	0.03	0.71	0.71
PA-05-19	9.8	79.1	90.2	0.08	0.08	0.41	0.41
PA-05-20	30.2	183.7	236.2	0.31	0.30	3.81	3.81

Drill holes PA-05-21 to PA-05-26 are in progress, or assays pending.
n.s.r. = no significant result; a.p = silver assays pending

The drilling was successful in identifying a potential open pit resource on the property, creating the possibility for an accelerated development schedule. Agnico-Eagle is currently investigating the possibility of using heap leach technology to process a portion of the Pinos Altos resource. This could potentially reduce processing costs and project lead-time.

Additionally, the drilling has extended the mineralized zone at depth which has potential to add significantly to the resource.

A decision on whether the Company will exercise its option, for approximately $65 million, is expected before the end of 2005.

LaRonde II Update

Significant progress has been made on the LaRonde II pre-feasibility study. Completed sections of the study include: detailed risk analysis; hoisting and access options; mine planning and stope sequencing; geomechanical studies; and potential infrastructure requirements. Cost estimates were also received for the various hoisting and access options. The final study is expected to be completed in the fourth quarter of 2005.

Forward Looking Statements

The information in this press release has been prepared as at May 5, 2005. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: estimates of future mineral production and sales; estimates of future production costs and other expenses; estimates of future capital expenditures and other cash needs; statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs, and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, and statements regarding future exploration results; the anticipated timing of events with respect to the Company's minesites, including Goldex and Lapa; the anticipated timing of events with respect to the Company's exploration and decision in connection with its Pinos Altos option; the Company's bid for Riddarhyttan; the ability of the Company to achieve its objective of building a multi-mine production base; and other statements regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the Company's dependence upon its LaRonde mine for all of its current gold production; uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; gold and other metals price volatility; currency fluctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004, as well as the Company's other filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States, and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Scientific and Technical Data

Canadian Administrator's National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The terms "measured", "indicated" and "inferred" mineral resources are terms recognized and required under certain securities legislation. United States investors are advised that the SEC does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Riddarhyttan Technical Data

The mineral resource estimate reported herein for Riddarhyttan's Suurikuusikko property was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 ("JORC Code"). Riddarhyttan's mineral resources disclosed herein were estimated using a minimum gold grade cut-off of 2 grams of gold per ton. Mineral resource estimates prepared under reporting codes other than NI 43-101 should not be relied upon as they may not conform to NI 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under NI 43-101. To the best of Agnico-Eagle's knowledge, the Riddarhyttan estimate is relevant and reliable.

The Riddarhyttan resource data in this press release has been compiled by Lars-Göran Ohlsson and Thomas Lindholm (Riddarhyttan Resources AB) who by SveMin, Föreningen för gruvor, mineral-och metallproducenter, is registered as a "Qualified Person" and Bill Fleshman, a certified professional geologist in Australia.

Pinos Altos Technical Data

The Pinos Altos exploration results disclosed in this press release were reviewed by Dino Lombardi, P.Geo., Senior Geologist International Projects. The mineral resource estimate reported herein for Penoles's Pinos Altos property was completed in June 2003 and was reviewed Marc H. Legault, P.Eng., Agnico-Eagle's Manager Project Evaluations and a qualified person as defined by NI 43-101. The data disclosed, including the sampling, analytical and test data underlying the mineral resource estimate, has been verified. The key assumptions and parameters used in the estimate are a gold price of $300 per ounce, a silver price of $4.75 per ounce, a 0.10 ounce per ton gold grade cut-off, and metallurgical recoveries of 92.39% for gold and 47.83% for silver. Gold assays were cut to 0.89 ounces per ton while silver assays were cut to 19.25 ounces per ton. We believe the estimate of mineral resources at Pinos Altos is not likely to be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues. Because Pinos Altos is not considered to be a material property for Agnico-Eagle, a technical report describing the resource estimate will not be filed with the securities regulatory authorities.

Agnico-Eagle Technical Data

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, Geo., of Service Conseil Géopointcom. In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 ounce/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

A qualified person Carl Pelletier, Geo., of Innovexplo Geological Services, supervised the preparation of and verified the scientific and technical information regarding the Goldex project including sampling, analytical and test data underlying the mineral reserve and resource estimate. A qualified person, R. Mohan Srivastava, P.Geo., of Froidevaux, Srivastava & Schofield Consultants, was responsible for the mineral estimate process at Goldex. Because Goldex is now considered to be a material property for Agnico-Eagle, a technical report describing the resource estimate will be filed with the securities regulatory authorities shortly.

Agnico-Eagle Mines Ltd. is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2004. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. Reserve estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the Securities and Exchange Commission's ("SEC") Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2004 reserves and resources were $360 per ounce gold, $5.42 per ounce silver, $0.41 per pound zinc, $0.95 per pound copper and a C$/US$ exchange rate of 1.42. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest 1000.

The qualified person responsible for the LaRonde II pre-feasibility study is Carol Plummer, P.Eng., Mine Superintendent for LaRonde. The qualified person responsible for the Lapa pre-feasibility and Goldex feasibility studies is Rosaire Émond Ing., Goldex Project Manager.

The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, Ing., P.Geo., Manager Exploration. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Géopointcom. In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

The Goldex mineral reserve and resource estimate was supervised by qualified person Carl Pelletier, P.Geo., of Innovexplo Geological Services. Mr. Pelletier also supervised the preparation of and verified the scientific and technical information regarding the Goldex project including sampling, analytical and test data underlying the mineral reserve and resource estimate. A qualified person, R. Mohan Srivastava, P.Geo., of Froidevaux, Srivastava & Schofield Consultants, was responsible for the mineral estimate process at Goldex.

The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(Unaudited)

	Three months ended June 30,
			Six months ended June 30,
(thousands of United States Dollars except where noted, US GAAP basis)
	2005	2004	2005	2004
Income and cash flow
LaRonde Division
Revenues from mining operations	$49,572	$45,664	$111,338	$94,268
Production costs	30,268	25,680	61,241	49,821

Gross profit (exclusive of amortization shown below)	$19,304	$19,984	$50,097	$44,447

Amortization	5,983	5,859	13,194	11,441

Gross profit	$13,321	$14,125	$36,903	$33,006

Net income for period	$12,794	$8,805	$23,242	$21,714
Net income per share (basic and fully diluted)	$0.15	$0.11	$0.27	$0.26
Cash flow provided by operating activities	$19,103	$14,901	$47,208	$21,120
Cash flow used in investing activities	$(16,334)	$(23,493)	$(32,239)	$(32,874)
Cash flow (used in) provided by financing activities	$920	$1,552	$(175)	$484
Weighted average number of common shares
Outstanding — basic (in thousands)	86,220	84,648	86,176	84,592
Tons of ore milled	751,608	753,724	1,466,729	1,442,926
Head grades:
Gold (oz. per ton)	0.09	0.09	0.09	0.10
Silver (oz. per ton)	2.21	2.26	2.17	2.26
Zinc	4.11%	3.80%	4.12%	3.80%
Copper	0.36%	0.54%	0.38%	0.54%
Recovery rates:
Gold	90.02%	91.69%	90.28%	91.69%
Silver	85.20%	85.88%	84.40%	85.92%
Zinc	82.50%	83.37%	82.10%	83.38%
Copper	74.50%	78.99%	75.80%	78.96%
Payable metal produced:
Gold (ounces)	61,771	65,233	117,081	135,421
Silver (ounces in thousands)	1,204	1,558	2,302	2,686
Zinc (pounds in thousands)	44,347	37,483	85,488	74,130
Copper (pounds in thousands)	3,705	5,075	7,694	10,915
Payable metal sold:
Gold (ounces)	60,550	65,233	130,687	135,421
Silver (ounces in thousands)	1,121	1,558	2,519	2,686
Zinc (pounds in thousands)	44,371	37,483	81,825	74,130
Copper (pounds in thousands)	3,558	5,075	9,774	10,915
Realized prices per unit of production:
Gold (per ounce)	$427	$393	$429	$401
Silver (per ounce)	$7.16	$6.22	$7.01	$6.42
Zinc (per pound)	$0.58	$0.47	$0.59	$0.48
Copper (per pound)	$1.55	$1.26	$1.51	$1.25
Total cash costs (per ounce):
Production costs	$490	$394	$523	$368
Less: Net byproduct revenues	(379)	(300)	(416)	(272)
Inventory adjustments	(6)	(15)	(21)	(16)
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)	$103	$77	$84	$78

Minesite costs per ton milled (Canadian dollars)	$51	$47	$49	$47

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEET

(thousands of United States dollars, US GAAP basis — Unaudited)	June 30, 2005	December 31, 2004
ASSETS
Current
Cash and cash equivalents	$120,798	$106,014
Metals awaiting settlement	35,459	43,442
Income taxes recoverable	7,590	16,105
Inventories:
Ore stockpiles	10,790	9,036
Concentrates	4,535	9,065
Supplies	8,365	8,292
Other current assets	20,948	19,843

Total current assets	208,485	211,797
Fair value of derivative financial instruments	2,814	2,689
Other assets	23,187	25,234
Future income and mining tax assets	57,680	51,407
Mining properties	444,189	427,037

	$736,355	$718,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$21,187	$28,667
Dividends payable	828	3,399
Interest payable	2,426	2,426

Total current liabilities	24,441	34,492

Long-term debt	141,326	141,495
Asset retirement obligation and other liabilities	15,115	14,815
Future income and mining tax liabilities	59,177	57,136
Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 86,268,696 (2004 — 86,072,779)	623,087	620,704
Stock options	2,090	465
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(149,514)	(172,756)
Accumulated other comprehensive loss	(2,280)	(1,100)

Total shareholders' equity	496,296	470,226

	$736,355	$718,164

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Unaudited

	Three months ended June 30,		Six months ended June 30,
(thousands of United States Dollars except per share amounts, US GAAP basis)
	2005	2004	2005	2004
REVENUES
Revenues from mining operations	$49,572	$45,664	$111,338	$94,268
Interest and sundry	4,492	158	1,701	363

	54,064	45,822	113,039	94,631
COSTS AND EXPENSES
Production	30,268	25,680	61,241	49,821
Exploration and corporate development	3,364	452	6,127	742
Equity loss in junior exploration companies	838	609	1,973	898
Amortization	5,983	5,859	13,194	11,441
General and administrative	2,412	2,012	6,161	3,811
Provincial capital tax	311	739	910	1,194
Interest	2,102	2,272	4,654	4,029
Foreign currency gain	(467)	(518)	(851)	(379)

Income before income, mining and federal capital taxes	9,253	8,717	19,630	23,074
Federal capital tax	234	275	482	541
Income and mining tax expense (recovery)	(3,775)	(363)	(4,094)	819

Net income for the period	$12,794	$8,805	$23,242	$21,714

Net income per share — basic and diluted	$0.15	$0.11	$0.27	$0.26

Weighted average number of shares (in thousands)
Basic	86,220	84,648	86,176	84,592
Diluted	86,627	85,141	86,583	85,084

Comprehensive income:
Net income for the period	$12,794	$8,805	$23,242	$21,714

Other comprehensive income, net of tax:
Unrealized loss on hedging activities	(210)	(1,247)	(117)	(1,062)
Unrealized gain (loss) on available-for-sale securities	1,130	(726)	977	(1,168)
Cumulative translation adjustment on equity investee	(1,310)		(2,006)	—
Adjustments for derivative instruments maturing during the period	(15)	(2,147)	(34)	(2,931)
Adjustments for realized gains on available-for-sale securities due to dispositions in the period	—	(124)	—	(632)

Other comprehensive loss for the period	(405)	(4,244)	(1,180)	(5,793)

Comprehensive income for the period	$12,389	$4,561	$22,062	$15,921

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Three months ended June 30,		Six months ended June 30,
(thousands of United States Dollars except where noted, US GAAP basis — Unaudited)
	2005	2004	2005	2004
Deficit
Balance, beginning of period	$(162,308)	$(205,146)	$(172,756)	$(218,055)
Net income for the period	12,794	8,805	23,242	21,714

Balance, end of period	$(149,514)	$(196,341)	$(149,514)	$(196,341)

Accumulated other comprehensive loss
Balance, beginning of period	$(1,875)	$(6,989)	$(1,100)	$(5,440)
Other comprehensive loss for the period	(405)	(4,244)	(1,180)	(5,793)

Balance, end of period	$(2,280)	$(11,233)	$(2,280)	$(11,233)

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited

	Three months ended June 30,		Six months ended June 30,
(thousands of United States Dollars, US GAAP basis)	2005	2004	2005	2004
Operating activities
Net income for the period	$12,794	$8,805	$23,242	$21,714
Add (deduct) items not affecting cash from operating activities:
Amortization	5,983	5,859	13,194	11,441
Future income and mining taxes (recoveries)	(3,913)	532	(4,232)	2,489
Unrealized loss on derivative contracts	—	(42)	—	174
Amortization of deferred costs and other	(3,006)	1,970	3,115	2,128

	11,858	17,124	35,319	37,946
Change in non-cash working capital balances
Metals awaiting settlement	6,230	337	7,983	(7,510)
Income taxes recoverable	5,564	(1,194)	8,515	(2,310)
Inventories	999	600	2,702	(1,071)
Prepaid expenses and other	(139)	676	198	2,376
Accounts payable and accrued liabilities	(7,026)	(4,270)	(7,509)	(7,576)
Interest payable	1,617	1,628	—	(735)

Cash flows provided by operating activities	19,103	14,901	47,208	21,120

Investing activities
Additions to mining properties	(14,020)	(11,774)	(29,203)	(21,997)
Investments and other	(2,314)	(11,719)	(3,036)	(10,877)

Cash flows used in investing activities	(16,334)	(23,493)	(32,239)	(32,874)

Financing activities
Dividends paid	—	—	(2,542)	(2,480)
Common shares issued	920	1,552	2,367	2,964

Cash flows (used in) provided by financing activities	920	1,552	(175)	484

Effect of exchange rate changes on cash and cash equivalents	(5)	110	(10)	162
Net increase (decrease) in cash and cash equivalents during the period	3,684	(6,930)	14,784	(11,108)
Cash and cash equivalents, beginning of period	117,114	106,187	106,014	110,365

Cash and cash equivalents, end of period	$120,798	$99,257	$120,798	$99,257

Other operating cash flow information:
Interest paid during the period	$(27)	$353	$3,985	$3,466

Income, mining, and capital taxes paid (recovered) during the period	$(5,823)	$1,369	$(8,350)	$2,530

Note 1

Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Ton

Total cash cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite cost per ton measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Minesite cost per ton is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tons processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per ton measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each ton mined, in order to be economically viable the estimated revenue on a per ton basis must be in excess of the minesite cost per ton. Management is aware that this per ton measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and minesite operating cost per ton to the financial statements:

	3 months ended June 30, 2005	6 months ended June 30, 2005	3 months ended June 30, 2004	6 months ended June 30, 2004
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income	$30,268	$61,241	$25,680	$49,821
Adjustments:
Byproduct revenues	(23,436)	(48,697)	(19,921)	(38,132)
Inventory adjustment(i)	(358)	(2,531)	(603)	(898)
Non-cash reclamation provision	(105)	(212)	(131)	(261)

Cash operating costs	$6,369	$9,801	$5,025	$10,530
Gold production (ounces)	61,771	117,081	65,233	135,421

Total cash costs (per ounce)	$103	$84	$77	$78

	3 months ended June 30, 2005	6 months ended June 30, 2005	3 months ended June 30, 2004	6 months ended June 30, 2004
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income	$30,268	$61,241	$25,680	$49,821
Adjustments:
Inventory adjustment(i) and hedging adjustments(ii)	605	(2,615)	383	1,211
Non-cash reclamation provision	(106)	(212)	(131)	(261)

Minesite operating costs (US$)	$30,767	$58,414	$25,932	$50,771

Minesite operating costs (C$)	$38,155	$72,073	$35,201	$67,990
Tons milled (000's tons)	752	1,467	754	1,443

Minesite costs per ton (C$)(iii)	$51	$49	$47	$47

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii)
Total cash operating costs and operating cost per ton data are not recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

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AGNICO-EAGLE REPORTS SECOND QUARTER RESULTS; NEW GOLD MINE TO BE BUILT AT GOLDEX
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEET
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME Unaudited
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS Unaudited